KA 3/17

SECUR 15049976 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8-66543

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 11 2015
D.C. 194

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 AND ENDING 12/31/14
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Savings Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3969 Durham Rd.
(No. and Street)

Doylestown (City) PA (State) 18902 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vlad Uchenik 215-257-5035 x5217
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

1220 Broadcasting Rd. (Address) Wyommising (City) PA (State) 18902 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KA 3/17

OATH OR AFFIRMATION

I, Kenneth Ferrone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Savings Securities, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
"NOTARIAL SEAL"
MARY STRASSEL, Notary Public
Buckingham Twp., County of Bucks, PA
My Commission Expires Feb. 17, 2016

Mary Strassel
Notary Public

Signature

FINOP
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST SAVINGS SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 2014

TABLE OF CONTENTS

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Annual Audited Report Form X-17a-5 Part III	Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC FILE 8-66543

Report for the Period Beginning January 1, 2014 and Ending December 31, 2014

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OFFICIAL USE ONLY

First Savings Securities, Inc.

ADDRESS OR PRINCIPAL PLACE OF BUSINESS:

3969 Durham Road
Doylestown, PA 18902

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vlad Uchenik (215) 257-5035

B. ACCOUNTANT IDENTIFICATION

Independent Public Accountant (Whose opinion is contained in this Report)

BDO USA, LLP
1220 Broadcasting Road, Suite 201
Wyomissing, PA 19610

CHECK ONE:

X Certified Public Accountant
Public Accountant
Accountant not resident in United States
Or any of its possessions

FOR OFFICIAL USE ONLY

BDO

Tel: 215-564-1900
Fax: 215-564-3940
www.bdo.com

1801 Market Street, Suite 1700
Ten Penn Center
Philadelphia, PA 19103

Report of Independent Registered Public Accounting Firm

To the Board of Directors
First Savings Securities, Inc.
Doylestown, Pennsylvania

We have audited the accompanying statement of financial condition of First Savings Securities, Inc. as of December 31, 2014, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of First Savings Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Savings Securities, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The Computation of Net Capital Under §240.15c3-1 and Statement Pursuant to Rule 17a-5(d)(4) (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of First Savings Securities, Inc.'s financial statements. The supplemental information is the responsibility of First Savings Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital Under §240.15c3-1 and Statement Pursuant to Rule 17a-5(d)(4) is fairly stated, in all material respects, in relation to the financial statements as a whole.

BDO USA, LLP

Philadelphia, Pennsylvania
February 23, 2015

FIRST SAVINGS SECURITIES, INC.

Statement of Financial Condition
December 31, 2014

Assets

		2014
Cash and cash equivalents	$	1,094,746
Commissions receivable		12,200
Prepaid expenses		4,543
Due From Parent		494,322
Deferred income taxes		1,280,651
Goodwill		779,228
Total Assets	$	3,665,690

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable	$	157,922
Accrued expenses		22,513
Total Liabilities		180,435
Stockholder's Equity		
Common stock, no par value, stated value $1 per share; 5,000 shares authorized, issued and outstanding		5,000
Additional paid-in capital		7,240,000
Accumulated deficit		(3,759,745)
Total Stockholder's Equity		3,485,255
Total Liabilities and Stockholder's Equity	$	3,665,690

See Notes to Financial Statements

FIRST SAVINGS SECURITIES, INC.

Statement of Operations
For the Year Ended December 31, 2014

Revenue:	
Commissions	$ 465,488
Total revenue	465,488
Operating Expenses:	
Commissions expense	31,170
Salaries and benefits	214,084
Amortization of intangible	13,333
Professional services	129,412
Insurance	8,247
Computer software expenses	16,732
Licenses and registration fees	25,571
Rent and occupancy	3,753
PA capital stock tax	6,721
Other expenses	31,495
Total operating expenses	480,518
Net Operating Loss	(15,030)
Other Income:	
Interest income	1,097
Loss before Income Tax Benefit	(13,933)
Income Tax Benefit	4,317
Net Loss	$ (9,616)

See Notes to Financial Statements

FIRST SAVINGS SECURITIES, INC.

Statement of Changes In Stockholder's Equity
For the Year Ended December 31, 2014

	Common Stock	Paid-in Capital	Accumulated Deficit	Total
Balance, January 1, 2014	$ 5,000	$ 7,240,000	$ (3,750,129)	$ 3,494,871
Net Loss	-	-	(9,616)	(9,616)
Balance, December 31, 2014	$ 5,000	$ 7,240,000	$ (3,759,745)	$ 3,485,255

See Notes to Financial Statements

FIRST SAVINGS SECURITES, INC.

Statement of Cash Flows
For the Year Ended December 31, 2014

Cash Flows from Operating Activities:	
Net Loss	$ (9,616)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Intangible asset amortization	13,333
Deferred income tax expense	143,066
Changes in assets and liabilities	
Increase in commission receivable	(12,200)
Increase in prepaid expenses	(1,151)
Increase in due from parent	(16,544)
Increase in accounts payable	150,685
Decrease in accrued expenses	(84,102)
Net Cash Provided by Operating Activities	183,471
Net Increase in Cash and cash equivalents	183,471
Cash and cash equivalents, Beginning of Year	911,275
Cash and cash equivalents, End of Year	$ 1,094,746

See Notes to Financial Statements

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

First Savings Securities, Inc. (the "Company") is a broker-dealer headquartered in Doylestown, Pennsylvania and is subject to examination and supervision by the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ("SEC"). In 2009, First Savings Bank of Perkasie (the "Bank") acquired Papalia Securities, Inc. and subsequently changed the Company's name to First Savings Securities, Inc.

The Company operates under the exemptive provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934, as the Company carries no margin accounts, promptly transmits all customer funds received in connection with activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

BASIS OF ACCOUNTING

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

REVENUE RECOGNITION

The Company recognizes revenues on the accrual basis as earned. The Company derives its commission income primarily from the sale of variable life and annuity products, insurance products, mutual funds, 529 plans and private placements.

CASH AND CASH EQUIVALENTS

For the purpose of the statement of cash flows, cash and cash equivalents consist of cash on hand and all highly liquid instruments with maturities of 90 days or less. Non-operating cash of $712,652, held at the Bank, is included in cash and cash equivalents.

INCOME TAXES

The Company's results for the year ended December 31, 2014 are included in the consolidated federal tax return of the Bank's parent company, FSB Mutual Holdings, Inc, a C corporation (the "Parent") under a tax sharing agreement. Though the Company is not a separate tax paying entity, federal tax expense is reflected in these financial statements as if it filed its own federal tax return by allocating current and deferred taxes to the Company in accordance with Accounting Standard Codification ("ASC") 740, "Income Taxes". The amount of the current tax benefit calculated is included in Due from Parent and is considered to be fully realizable at December 31, 2014.

Deferred federal and state income taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company has adopted accounting guidance related to accounting for uncertainty in income taxes, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. The Company's policy is to recognize interest and penalties on unrecognized tax benefits in income taxes expense in the statement of operations. There were no interest and penalties on unrecognized tax benefits for the year ended December 31, 2014.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the valuation of deferred income tax assets and impairment of goodwill.

GOODWILL AND IDENTIFIABLE INTANGIBLE ASSET

In 2009, the Bank acquired the Company for $7,000,000. The acquisition of the Company was completed as part of a single acquisition of four separate legal entities, and the allocated purchase price was determined on a consolidated basis with all four entities treated as a single reporting unit. The Parent and the Company evaluate the Goodwill for impairment at the reporting unit level on an annual basis or more frequently when circumstances indicate an impairment could exist, in accordance with ASC 350-20-35, "Subsequent Measurement of Goodwill". The Bank elected to use push down accounting for the preliminary purchase price allocation. The Company was originally allocated goodwill of $6,836,826 and an identifiable intangible asset of $100,000 as a result of the acquisition. The carrying value of goodwill was $779,228 at December 31, 2014. The intangible asset is fully amortized as of December 31, 2014.

Goodwill represents the excess of acquisition costs over fair value of assets acquired and liabilities assumed. Goodwill has an indefinite useful life and is not amortized, but instead is tested for impairment at least annually or more frequently if impairment indicators arise. For the year ended December 31, 2014, the Company performed an analysis and there was no impairment charge recorded on Goodwill. In 2014, the Company changed the date of their annual goodwill assessment from December 31st

to September 30th to allow for more time to complete the annual impairment assessment for financial reporting purposes. In addition to the annual impairment test, management considers events and circumstances that could trigger the need for an interim evaluation, and no such events have occurred subsequent to September 30, 2014.

The identifiable intangible asset consisted of a non-compete agreement of $100,000 which was being amortized using the straight-line method over the estimated period of benefit which is five years. Amortization expense for the year ended December 31, 2014 was $13,333.

COMMITMENTS, CONTINGENCIES, GUARANTEES AND INDEMNIFICATION

The Company is engaged in various brokerage activities in which counterparties primarily include broker-dealers, insurance companies, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company believes that no activities will result in any adverse effect on the Company's financial position or results of operations.

In the course of normal operations, the Company is subject to various pending and threatened legal actions which involve claims for monetary relief. First Savings Securities, Inc. and certain affiliates are defendants in litigation in two cases pending in Pennsylvania relating to alleged losses suffered by customers with respect to a financial product intended to provide tax-advantaged benefits to such customers. Such products were sold by a group of companies acquired by the Bank in 2009; the sales of such products occurred prior to the acquisition. The Company believes that it has valid legal defenses for claims relating to the sale of these products and intends to defend such claims vigorously. Nonetheless, as a result of such actions, written notice of the claims and potential claims relating to these transactions has been provided to the insurance carrier.

On February 18, 2015, First Savings Securities agreed to a settlement to refund to ING America Equities, n/k/a Voya America Equities the trailing commissions for products sold by a former employee that First Savings Securities received after that employee's termination. The amount of the settlement has been accrued at December 31, 2014, and is reflected in the statement of operations in Professional Fees.

As of the date hereof, the Company cannot reasonably estimate the possible loss or range of loss, if any, that may result from any claims or actions relating to such investment products.

SUBSEQUENT EVENTS

The Company has evaluated events and transactions occurring subsequent to the statement of financial condition date of December 31, 2014, for items that should potentially be recognized or disclosed in these financial statements. The evaluation was conducted through February 23, 2015, the date these financial statements were available to be issued.

2. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (§240 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014, the Company had defined net capital of $213,860 which was in excess of its required net capital of $12,029. The Company's aggregate indebtedness to net capital ratio was 0.84 to 1 at December 31, 2014.

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. This allows the Company to claim an exemption from SEC Rule 15c3-3 under subparagraph (k)(2)(i), which relates to the maintenance of special accounts for the exclusive benefits of customers.

3. RELATED PARTY TRANSACTIONS

The Company is required to reimburse First Savings Financial Services, Inc., a company related through common ownership, for various operating expenses according to predetermined allocation formulas. For the year ended December 31, 2014 reimbursements were made as follows:

Salaries and benefits	$104,540
Professional services	45,866
Rent and occupancy	3,753
Office expenses	482
Computer software expenses	16
Other	10,563
Total	$165,220

The Company paid accounting fees to the Bank of $30,000 for the year ended December 31, 2014.

In addition, the Company paid royalty fees to an affiliated entity for use of their logo of $15,708 for the year ended December 31, 2014 which are included in other expenses in the statement of operations.

4. CONCENTRATION OF CREDIT RISK

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. At December 31, 2014, cash balances in excess of federally insured limits were $643,088.

5. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company's customer activities involve the acceptance from customers of applications for the purchase of products from third party product providers, and the acceptance from customers of checks payable to the third party product provider in payment for such purchases.

6. INCOME TAXES

The components of the income tax benefit (expense) for the year ended December 31, 2014 are as follows:

Federal:	
Current benefit	$ 147,383
Deferred expense	(143,066)
Income tax benefit	$ 4,317

Deferred income taxes consisted of the following components as of December 31, 2014:

Deferred tax assets:	
Goodwill	$1,239,740
State net operating loss carryforwards	103,407
Intangible assets	294,758
Other	19,000
	1,656,905
Valuation allowance	(376,254)
Net deferred tax assets	$1,280,651

As of December 31, 2014, the Company had state net operating loss carryforwards available in the amount of $1,568,346 that begin to expire in 2031. The Company recorded a full valuation allowance at December 31, 2014, relating to state deferred tax assets associated with net operating loss carryforwards and book to tax differences relating to the state portion of goodwill and intangible assets. In management's opinion these state deferred tax assets will not be realizable due to the uncertainty of generating sufficient taxable income in future years at the state level.

The Bank "pushed down" its basis in the acquired net assets of the Company, including Goodwill, to the Company. The realization of the deferred tax asset arising from Goodwill is determined based on the consolidated taxable income of the Bank and its subsidiaries that are included in the Bank's consolidated Federal tax return.

FIRST SAVINGS SECURITIES, INC.

Computation of Net Capital Under §240. 15c3-1
As of December 31, 2014

Computation of Net Capital

Total Stockholder's Equity	$ 3,485,255
Deductions and/or Charges:	
Non-allowable assets,	
Prepaid expenses	(4,543)
Goodwill	(779,228)
Non-operating cash	(712,652)
Due from Parent	(494,321)
Deferred income taxes	(1,280,651)
Total deductions and/or charges	(3,271,395)
Net Capital	$ 213,860

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness:	
Accounts payable and accrued expenses	$ 180,435
Total Aggregate Indebtedness	$ 180,435

FIRST SAVINGS SECURITIES, INC.

Computation of Net Capital Under §240. 15c3-1
As of December 31, 2014

Computation of Basic Net Capital Requirement

Minimum Net Capital Required (6-2/3% of Aggregate Indebtedness)	$ 12,029
Minimum Dollar Net Capital Required	$ 5,000
Net Capital Requirement	$ 12,029
Excess Net Capital	$ 201,831
Net Capital Less Greater of 10% of Total Aggregate Indebtness or 120% of Minimum Dollar Net Capital Required	$ 195,817
Ratio: Aggregate Indebtedness to Net Capital	0.84 to 1

Statement Pursuant to Rule 17 a-5 (d) (4)

No material differences exist between the preceeding computation and the Company's corresponding unaudited amended Part II of the Form X-17A-5 as of December 31, 2014

FIRST SAVINGS
Banking - Insurance
Investments

First Savings Securities, Inc.
3969 Durham Rd., Doylestown, PA 18902
Phone (215) 257-5035
Fax (267) 864-1025

First Savings Securities, Inc
Exemption Report pursuant to SEC Rule 17a-5
For the Year Ended December 31, 2014

First Savings Securities, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

First Savings Securities, Inc. operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

First Savings Securities, Inc. has met the identified exemption provisions throughout the most recent year without exception.

I, Kenneth Ferrone, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Kenneth Ferrone, FINOP

BDO

Tel: 215-564-1900
Fax: 215-564-3940
www.bdo.com

1801 Market Street, Suite 1700
Ten Penn Center
Philadelphia, PA 19103

Report of Independent Registered Public Accounting Firm

To the Board of Directors
First Savings Securities, Inc.
Doylestown, Pennsylvania

We have reviewed management's statements, included in the accompanying Exemption Report pursuant to SEC Rule 17a-5 for the Year Ended December 31, 2014, in which (1) First Savings Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k)(2)(i) under which First Savings Securities, Inc. claimed an exemption from 17 C.F.R. 240 (the "exemption provisions") and (2) First Savings Securities, Inc. stated that First Savings Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. First Savings Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about First Savings Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BDO USA, LLP

Philadelphia, Pennsylvania
February 23, 2015

BDO

Tel: 215-564-1900
Fax: 215-564-3940
www.bdo.com

1801 Market Street, Suite 1700
Ten Penn Center
Philadelphia, PA 19103

Independent Public Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors
First Savings Securities, Inc.
3969 Durham Road
Doylestown, PA 18902

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2014, which were agreed to by First Savings Securities, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC (the "specified parties"), solely to assist you and the other specified parties in evaluating First Savings Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). First Savings Securities, Inc.'s management is responsible for First Savings Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

2) Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences.

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

BDO

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BDO USA, LLP

Philadelphia, Pennsylvania
February 23, 2015